LOLA ONE ACQUISITION CORPORATION
2255 GLADES ROAD, SUITE 324A,
BOCA RATON, FL 33431

August 25, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lola One Acquisition Corporation
Registration Statement on Form 10 Filed June 27, 2017
File No. 000-55804

Dear SEC Reviewer:

On July 20, 2017, Lola One Acquisition Corporation (the “Company”) received an oral comment from the Staff via telephone with regard to the Registration Statement on Form 10 filed by the Company with the Securities and Exchange Commission on June 27, 2017 (the “Registration Statement”) to amend the Registration Statement to indicate whether the Company’s management may be involved with other Form 10 shell companies in the future, in addition to those in which it is currently involved, and if so, how potential conflicts of interest will be addressed by management in evaluating possible business combination opportunities. We have filed an amendment (the “Amendment No. 1”) to the Company’ s Registration Statement for the purpose of responding to such comment.

Sincerely,

LOLA ONE ACQUISITION CORPORATION

/s/ Ian Jacobs
Ian Jacobs, Chief Executive Officer